

News Release – December 4, 2006

Masara Phase One Gold Plant Completed

LONDON, United Kingdom: December 4, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corp and its Philippines partners are pleased to announce that the first phase of plant construction at the Masara Gold Mine has been completed as part of the overall mine development.

The 500-tpd plant comprising crushing, grinding, flotation and carbon-in-pulp leach circuits became mechanically operational as of 9 pm 30th November and has entered into the hot commissioning phase.

- The Crushing, Grinding and Leaching circuits have been live since the 15th September.
- The tailings dam is now ready to accept tailings.
- Wet testing of the tailings pipeline system is complete.
- Wet testing of the elution circuit with the boiler running is complete. Insulation and cladding will now be completed.
- Reagent mixing section and detoxification circuit are ready.

The Phase-One pilot plant has been built to facilitate for full scale test treatment of the different ore types we encounter at Masara before finalising the design of the additional 2400 t/d plant/. Initial ore will mainly come from the development on the Bonanza/Maligaya and Maria Inez vein system.

Exploration drilling during 2006 seems to confirm the company's initial view that Masara consist of numerous veins with strike length of up to 2-3 kilometres or more. Initial underground development on the Bonanza/Maligaya vein has so far demonstrated mining widths of 2.6m-4m. Due to early indications on higher tonnage and wider veins the company decided earlier this year to postpone the start up at Masara so that the production capacity could be increased from 2000 t/d to 2900 t/d

The new operations team at Masara have succeeded in overcoming tremendous challenges during this project's implementation.

The Phase-Two plant to treat an additional 2400 tonnes per day is under construction with a target start up date by the end of the second quarter 2007.


Jan A Vestrum
President & CEO


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state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

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